November 23, 2011

Via EDGAR and by E-Mail

Mr. Stephen Krikorian Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

RE:	China Digital TV Holding Co., Ltd. Form 20-F for the fiscal year ended December 31, 2010 Filed on May 12, 2011 File No. 001-33692

Dear Mr. Krikorian:

This is in response to the comment letter, dated November 10, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to the annual report on Form 20-F of China Digital TV Holding Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), which was filed with the Commission on May 12, 2011.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the comments are set forth below.  The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2010 Form 20-F.  The Company is submitting a copy of this letter as “correspondence” via EDGAR.

Mr. Stephen Krikorian	2

Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities
VIE contractual arrangements, page F-7

1.
We note from your response to prior comment 3 that certain contracts require consent of both Super TV and the operating company to be renewed. Since this provision requires your analysis of how you considered whether this right represents, in substance, a kickout right for each of the contracts. That is, explain whether the renewal rights essentially give N-S Digital the unilateral ability to remove Super TV, giving the operating company the power to direct the activities of variable interest entity that most significantly impact the entity’s economic performance. Refer to ASC 810-10-25-38C.

The Company notes that some of the variable interest entity contractual arrangements (“VIE Contracts”) require the consent of both Super TV and N-S Digital TV, the operating company, for renewal.  For the reasons set forth below, however, the Company believes that the mutual consent requirement for the renewal of those VIE Contracts does not provide N-S Digital TV with the unilateral ability to remove Super TV upon the expiration of those contracts.

Super TV has effective control over N-S Digital TV, including its major business decisions (such as those relating to renewal of VIE Contracts to which N-S Digital TV is a party), based on Super TV’s rights to:  (i) nominate all of the members of N-S Digital TV’s board of directors and senior management and (ii) exercise the voting rights of N-S Digital TV’s shareholders.  In particular, under the business operating agreement (as amended, the “Business Operating Agreement”), dated September 1, 2005, among Super TV, N-S Digital TV and the shareholders of N-S Digital TV, Super TV is entitled to nominate all of the members of N-S Digital TV’s board of directors and to nominate the chief executive officer, chief financial officer and other senior executive officers of N-S Digital TV, while N-S Digital TV and its shareholders are obligated to appoint the candidates so nominated by Super TV to those positions.  The Business Operating Agreement has a term of 10 years, which is renewable at the sole option of Super TV for a term to be determined by Super TV.  In addition, under the Business Operating Agreement, each of the shareholders of N-S Digital TV is also obligated to execute a power of attorney, pursuant to which such shareholder will assign all of his or her voting rights in N-S Digital TV to Super TV, including but not limited to matters relating to the sale or transfer of all or a portion of such shareholder’s shares of N-S Digital TV and the appointment of the directors of N-S Digital TV.

Furthermore, as noted in the Company’s response to prior comment 3, each of N-S Digital TV and its shareholders has undertaken in writing to Super TV that:  (i) without Super TV’s written consent, it will not terminate any of the VIE Contracts prior to their respective expiry dates; (ii) it will not withhold its consent to the renewal of any of the VIE Contracts and each of the VIE Contracts may be renewed upon Super TV’s written notice for a term to be determined by Super TV prior to its expiry date; and (iii) at the time of the renewal of the VIE Contracts, it will agree to enter into an amendment to each of the VIE Contracts to grant Super TV a unilateral right to renew such VIE Contracts.  King & Wood, the Company’s PRC counsel, has advised the Company that such undertaking specified above is enforceable under the PRC law currently in effect.

Mr. Stephen Krikorian	3

Based on the foregoing, the Company respectfully submits that N-S Digital TV does not possess the unilateral ability to remove Super TV upon the expiration of any of the VIE Contracts and Super TV retains the power to direct the activities of N-S Digital TV that most significantly impact N-S Digital TV’s economic performance.

Note 2. Summary of Significant Accounting Policies
(g) Concentration of credit risk, page F-14

2.
As previously requested in prior comment 4, tell us whether further disclosures are necessary regarding deposits held by financial institutions, such as whether there are governmental regulations that protect such balances. For example, consider disclosing, as noted from your response, that the applicable PRC laws do not require that banks provide deposit insurance or similar protections to depositors in China. Also consider disclosing that over 90% of the Company’s deposits were placed with four leading commercial banks in the PRC and the basis for your determination that these financial institutions have high-credit ratings and quality. In addition, tell us whether there are any concentrations of deposits held by any of the four commercial PRC banks that should be disclosed, such as a significant percentage of deposits held directly by a financial institution or indirectly by a party through ownership interests in the financial institutions, such as state-owned conglomerates. Please include any proposed changes to your disclosure within your response.

In response to the Staff’s comment, the Company will disclose in the “Risk Factors” under Item 3.D. of its future annual reports on Form 20-F that the applicable PRC laws do not require that banks provide deposit insurance or similar protections to depositors in China.

Furthermore, the Company respectfully advises the Staff that the Company manages its cash balances deposited at banks based on its operational needs.  In response to the Staff’s comment, the Company proposes to include the following disclosure in its annual report on Form 20-F for the fiscal year ending December 31, 2011 under “concentration of credit risk” in the footnotes to the Company’s audited consolidated financial statements:

Approximately [●]% of the Company’s deposits were placed with [●] commercial banks in the PRC as of December 31, 2011.  The Company takes into account a number of factors, including, among other things, the industry rankings, credit rating and reputation, in determining the creditworthiness and quality of the financial institutions in the PRC with which it has placed its cash and cash equivalents, restricted cash, bank deposits maturing over three months and held-to-maturity investments.  The following table sets forth information relating to the two largest proportions of the Company’s total deposits held by a single bank as of December 31, 2010 and 2011, respectively:

	As of December 31,
Bank	2010	2011
A	32%	[●]%
B	44%	[●]%

Mr. Stephen Krikorian	4

*    *    *   *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time.  Please feel free to contact the undersigned (tel: +8610-6297-9780; fax: +8610-8299-9343; email: lzw@novel-supertv.com), or William Y. Chua of Sullivan & Cromwell (tel: +852-2826-8632; fax: +852-2826-1773; email: chuaw@sullcrom.com), with any questions you may have.

Very truly yours,

/s/ Zhenwen Liang
Zhenwen Liang
Chief Financial Officer

cc:	Ms. Melissa Walsh
(Securities and Exchange Commission)

Mr. Jianhua Zhu
(China Digital TV Holding Co., Ltd.)

Mr. William Y. Chua
(Sullivan & Cromwell)

Mr. Juiling Shi
(Deloitte Touche Tohmatsu CPA Ltd.)